

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Dr. Humaira Haider, President
Health Directory Inc.
6312 Seven Corners Center, #303
Falls Church, VA 22044

>   **Re: Health Directory Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 27, 2011**
>   **File No. 333-174581**

Dear Dr. Haider:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Overview, page 1

1.   Please expand this section to provide a concise description of the developmental status and current functionality of your website and explain briefly any changes that must be implemented to yield a website that will be fully functional and capable of generating revenues.

2.   Given the status of your development, please explain why your objective to become the leading online health directory website should receive prominent presentation in the summary. It appears instead that you should focus on the substantial competition in your intended business and the advantages enjoyed by established competitors, relative to your company.

Risk Factors

Risks Related to Our Business, page 2

General

3.   We note that you intend to generate revenues from commissions earned based upon the sales of products by your advertisers. Please tell us whether you considered including risk factor disclosure discussing any material risks associated with the fact that your ability to earn revenue will be directly dependent upon the ability of your advertisers to sell their products.

4.   Your risk factors should include quantitative information that informs investors of the scope of the risk of the identified condition or uncertainty, to the extent applicable. For example, the first risk factor on page 3 should state the minimum dollar amount of additional capital that you estimate is needed to fund your planned operations for a period of 12 months from the date of the prospectus. Similarly, the paragraph that discusses the increased costs you expect to incur as a reporting company should be expanded to contain your estimate of the minimum additional annual expenses you expect to incur once you become subject to the periodic reporting obligations of the Securities Exchange Act.

Other

5.   It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

6.   It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

7.   We note that you have not assessed the effectiveness of your disclosure controls and procedures or your internal controls over financial reporting. Tell us what consideration you have given to providing a paragraph that addresses the potential risks that are posed by those facts.   We also note that you will not be required to provide management's report on the effectiveness of your internal controls over financial reporting until your second annual report, and that you will be exempt from the auditor attestation requirements concerning any such report so long as you are a smaller reporting company.

Please advise what consideration you have given to these matters in preparing your risk factors.

Description of Business

Website Marketing Strategy & Revenue Generation, page 12

8. We note that you anticipate earning revenues through commissions based on sales made by your advertisers. Please describe in more detail the existing or anticipated arrangements between your company and the advertisers. We note that your website currently links to web pages of various suppliers of healthcare-related products and services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 14

9. Please include a reasonably detailed description of how you intend to implement your business plan over the next twelve months. To the extent possible, you should provide quantitative estimates of any planned material expenditures necessary to implement your business plan over the next twelve months. For guidance, see Section III.B of SEC Release No. 33-6835, available on our website at http://www.sec.gov/rules/interp/33-6835.htm.

Directors, Executive Officers, Promoters and Control Persons, page 15

10. Please expand the biographical information concerning Dr. Haider to identify the principal employer and principal occupation in which she was employed for a minimum period of five years, indicating the year and month of service in each such position served during that period. See Item 401 of Regulation S-K.

Summary Compensation Table, page 15

11. The note to the table and other text in the prospectus indicate that three million shares were issued to your chief executive officer upon formation; however, the statement of shareholders' equity on page F-4 indicates that two million shares were issued in the transaction. Please reconcile the inconsistency.

Part II

Exhibits and Financial Statement Schedules, page II-3

Exhibit 23.1

12.   We note that the consent references Li & Company's report "relating to the balance sheet of Health Directory Inc. as of March 31, 2011, and the related statements of stockholders' equity and cash flows for the period from September 29, 2010 (inception) through March 31, 2011." However, we note that the Report of Independent Registered Public Accounting Firm on page F-1 references the statement of operations in addition to the financial statements included in the consent. Please amend your filing to include an updated consent that is consistent with the audit report.

Signatures, page II-4

13.   It appears that only the registrant has signed the registration statement. The registration statement must also be signed by specified persons in their individual capacities, including the company's principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors. See Instruction 1 to Signatures in the Form S-1. If any person occupies more than one of the specified positions required to sign the Form S-1, you must indicate on the signature page all of the capacities in which the person is signing the Form S-1. The appropriate text specified in the Form S-1 should precede the signatures provided by the required individuals.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you require further assistance thereafter, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin